Exhibit 12.1

Calculation of Earnings to fixed charges:

	9/30/07	9/30/06	9/30/05	9/30/04	12/31/03
Income before income taxes	$8,487	$(7,071)	$1,395	$(8,045)	$(5,787)

Fixed charges:
(1) Interest expense	36,501	17,614	1,644	340	793

(2) an estimate of the interest within rental expense	3,100	2,400	2,467	1,333	1,333

Total Fixed Charges	39,601	20,014	4,111	1,673	2,126

Income before income taxes plus fixed charges	$48,088	$12,943	$5,506	$(6,372)	$(3,661)

Ratio of earnings to fixed charges	1.2	0.6	1.3	(3.8)	(1.7)

(A) The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes, adjusted for fixed charges, by (b) fixed charges. Fixed charges include interest expense under operating leases that Nuance deems a reasonable approximation of the interest factor.

(B) For the fiscal year ended September 30, 2006, the nine months ended September 30, 2004 and the twelve months ended December 31, 2003, income before income taxes was insufficient to cover the fixed charges by $12.9 million, $6.4 million and $3.7 million, respectively.